UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008148

February 3, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/3/2004

Re: General Electric Company
Incoming letter dated December 18, 2003

Dear Mr. Healing:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to GE by the IUE-CWA Employee's Pension Plan. We have also received a letter from the proponent dated January 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Frederick B. Wade
Suite 740
122 West Washington Avenue
Madison, WI 53703

405 45

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 18, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

✓Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

We have today separately FEDEX'd to the Division of Corporation Finance three no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2004 Annual Meeting proposals we have received from: John Chevedden on behalf of Chris Rossi; The Sisters of St. Dominic; and the IUE-CWA Employees' Pension Plan. This completes our submission of "no action" letters this year.

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the three no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 21 shareowner proposals, and currently expect to include several of them in our 2004 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 20, 2004, and distribute it beginning on March 9, 2004. GE's Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me on (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

1934 Act, Section 14(a)
Rule 14a-8(i)(3), (4), (6) and (7)

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: <u>Omission of Share Owner Proposal by the IUE-CWA Employee's Pension Plan</u>

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from the IUE-CWA Employee's Pension Plan ("IUE-CWA" or the "Proponent"):

> Resolved: The Stockholders request that the Board of Directors establish an independent committee to: 1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries and 2) make copies available to shareholders upon request.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(4) under the Exchange Act because it relates to a personal grievance or special interest of the Proponent; (ii) Rule 14a-8(i)(7) under the Exchange Act because it relates to the ordinary business operations of the Company; and (iii) Rules 14a-8(i)(3) and 14a-8(i)(6) under the Exchange Act because the Proposal is so vague that share owners and the Board of Directors of the Company would be unable to determine what further action would be taken if the Proposal were approved by share owners and implemented by the Company.

I. The Proposal Relates to a Personal Grievance or Special Interest.

Rule 14a-8(i)(4) permits the Company to omit from its proxy materials proposals that relate to the redress of a personal claim or grievance against the Company, or are designed to result in a benefit to the proponent or further a personal interest, which is not shared by other share owners at large. The Commission has stated that it adopted the exclusion to ensure "that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Securities Exchange Act Release No. 20091 (Aug. 16, 1983).

Here, the Proponent is the pension plan for a labor union that has engaged in negotiations with the Company -- most recently, this past summer -- over the very same issue that is the subject of the Proposal: GE's relocation, or "outsourcing," of work from U.S. locations to "offshore" countries. Because the Proposal is designed to further the special interest of the Proponent in dissuading the Company from undertaking any further such relocations, it may be excluded from the Company's proxy materials under Rule 14a-8(i)(4).

The Proponent represents approximately 12,500 of GE's employees, and it has a national contract with GE that was re-negotiated in the summer of 2003. On numerous occasions, including last summer's negotiations, the Proponent has identified its concern over what it terms as "outsourcing" or "offshoring" as a key negotiating issue. In the Proposal, the Proponent defines those terms as a practice in which "GE sends manufacturing and service work abroad. . . . [and] uses foreign contractors."

That the issue is an important one for the Proponent in its relationship with GE is amply demonstrated by its own public statements, which demonstrate the Proponent's opposition to outsourcing and offshoring. For example, in an April 28, 2003 news item posted on the Proponent's website, a copy of which is enclosed as Exhibit B, IUE-CWA President Ed Fire is quoted as saying that "GE wants to wipe us off the face of the earth. It is difficult to keep winning better contracts as our plants close and our jobs are sent overseas." A September 15, 2003 article published on the Proponent's website for GE Workers United, a copy of which is enclosed as Exhibit C, recounts a strike by an IUE-CWA local at a GE facility in Jonesboro, Arkansas where the local identified the movement of jobs to China as a key basis for the strike. Finally, in an interview with Mr. Fire published in the July/August 2001 issue of International Monitor, a copy of which is enclosed as Exhibit D, Mr. Fire speaks extensively about GE's relocation of work to other countries and his union's opposition to such relocations.

This is a straightforward application of Rule 14a-8(i)(4) because the Proponent's special interest is the very subject of the Proposal. In such instances, the Commission has recognized that the Proposal clearly may be omitted without the need for further analysis. See Exchange Act Release No. 19135 (Oct. 14, 1982) (noting that a more difficult "subjective analysis" by the Staff need be applied only when the substance of the proposal is not directly related to the special interest). For example, in General Electric Co. (Jan. 29, 1997), the proponent was a union organizer, and the proposal requested that the board change various policies that the proponent perceived as discouraging union activities. The Staff concurred that the Company could exclude the proposal because it related to redressing a personal claim or grievance. See also, e.g., General Electric Co. (Jan. 20, 1995) (concurring in the exclusion of a proposal that directly related to a lawuit to which the proponent was a party involving the transfer of the proponent and other employees to another location); Schlumberger Ltd. (Aug. 27, 1999) (concurring in the exclusion of a proposal that followed the conclusion of litigation on the same subject as the proposal); and Unocal Corp. (Mar. 15, 1999) (same).

The Proponent tries to "dress up" the instant Proposal as a matter of concern to other share owners by claiming that "offshoring" has a negative impact on the Company's "reputation" and "brand name." As the substance of the Proposal bears directly on an issue that the IUE-CWA considers an important one in its ongoing negotiations with GE, the Proponent's effort to put additional "spin" on the Proposal by raising a concern about the Company's "brand name" should have no bearing on the analysis under Rule 14a-8(i)(4).

Despite the Proponent's efforts, this is not a situation where a proponent has submitted a proposal unrelated to its grievance or special interest, requiring the Company to submit other evidence of the proponent's true motive from outside the four corners of the proposal. In contrast, for example, are the facts in Dow Jones & Co. (Jan. 24, 1994), in which the proponent labor union member submitted an executive compensation proposal that was not directly related to the proponent's underlying special interest to pressure the company to comply with union demands. Even in that case, however, the Staff relied on other information supplied by the company to demonstrate the union's true motive for submitting the proposal in concurring that the proposal could be omitted. See also, e.g., Crown Central Petroleum Corporation (Mar. 4, 1999) (proposal by union member share owner to study the company's relationship with certain members of management and their family was excludable even though it was not directly related to proponent's true motive to put pressure on the company's management on union issues); Sigma-Aldrich Corp. (Mar. 4, 1995) (executive compensation proposal excludable, even though the proposal on its face was unrelated to the proponent's grievance over, among other things, the company's decision not to renominate him to its board of directors); and Core Industries, Inc. (Nov. 23, 1982) (permitting the company to omit a share owner proposal to issue a report on equal employment opportunity matters where the proponent was using the proposal as one of many tactics to pressure the company in connection with his attempts to organize a union at one of the company's facilities). Thus, in light of the background of the Proposal, including the third-party materials enclosed with this letter, even if the Proposal were unrelated to the Proponent's underlying special interest in negotiating with GE over the relocation of jobs abroad, it would be excludable under Rule 14a-8(i)(4).

For the foregoing reasons, the Company requests that the Staff concur that it may omit the Proposal from its 2004 proxy materials on the basis of Rule 14a-8(i)(4).

II. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." As discussed below, the Staff has consistently concurred that proposals addressing the fundamental, day-to-day functions of a company relate to such company's ordinary business operations and may, therefore, be omitted under Rule 14a-8(i)(7).

The Proposal requests that an independent board committee prepare a report on what the Proponent calls "outsourcing" and "offshoring." Despite the Proponent's terminology, those terms refer to a traditional, day-to-day management function -- deciding how and where to manufacture a product. In the Proponent's own words, out-sourcing is a practice in which "GE sends manufacturing and service work abroad. . . . [and] uses foreign contractors." The decision of how and where to manufacture a product may involve relocating production from one facility to another, or it may involve a determination that it is in the best interests of the company and its share owners to contract with a third party for the manufacture of that product. In all events, it is the type of day-to-day management decision that management is in the best position to make, and for which it is responsible under New York law.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. See Section 701 of the New York Business Corporation Law. This authority includes the power to make decisions about the Company's manufacturing and suppliers, including decisions on whether and when to use third-party suppliers, and the choice of such suppliers.

While the Proponent attempts to "spin" the proposal as addressing a broader concern about the Company's "brand name and reputation," as noted in Section I above, the potential impact of "outsourcing" on the IUE-CWA membership is an ongoing issue with the Proponent in its contract negotiations with GE. Thus, we do not believe that the Proponent raised the Proposal because of its concern about the Company's "brand name," but rather because of its concern about the potential impact on its members.

The Staff has consistently viewed management's strategic decisions about its suppliers, including the outsourcing of manufacturing to suppliers, as matters of ordinary business. In Chrysler Corporation (Jan. 16, 1996), the Staff permitted the company to exclude a proposal to request that the company cease the outsourcing of its automotive parts needs (e.g., the manufacture of engines) to foreign suppliers. The Staff concurred that the proposal could be omitted as "ordinary business" because it related to "decisions related to product choices and sourcing of components." See also, e.g., Seaboard Corporation (Mar. 3, 2003) (proposal to report on hog suppliers' use of antibiotics excludable as ordinary business); Hormel Foods Corporation (Nov. 19, 2002) (proposal to review meat suppliers' standards related to the use of antibiotics and report on the same to share owners excludable as ordinary business); Nike, Inc. (July 10, 1997) (proposal requesting review of wage adjustments for contract manufacturers and addressing their compliance with Nike's code of conduct excludable as ordinary business matter).

The Commission approved the Staff's interpretation on proposals involving the use of third-party suppliers in 1998, when it cited the "retention of suppliers" as an example of a fundamental ordinary business matter. The Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quantity and quality, and the retention of suppliers.

SEC Release No. 40018 (May 21, 1998) (emphasis added). Indeed, insofar as other facets of "outsourcing" decisions include decisions relating to the management of the workforce, the hiring, promotion, and termination of employees, and decisions on production quantity and quality, each of these elements was also cited in the passage above as a fundamental matter of ordinary business.

Along the same lines, the Staff has consistently taken the view that a company's decisions about its manufacturing and other facilities -- their location, re-location, and termination -- are matters of ordinary business. See, e.g., Minnesota

Corn Processors (Apr. 3, 2002) (location of corn processing plant); The Allstate Corporation (Feb. 19, 2002) (cessation of operations in Mississippi); MCI Worldcom (Apr. 20, 2000) (economic analyses of relocation of office and operating facilities); McDonald's Corporation (Mar. 3, 1997) (location of new restaurants); Exxon Corporation (Feb. 28, 1992) (plant location); Sears Roebuck & Co. (Mar. 6, 1980) (replacement of urban stores with suburban stores); Anheuser-Busch Companies (Jan. 30, 1998) (sale of subsidiary); Pinnacle West Capital Corporation (Mar. 28, 1990) (separation of assets not directly related to electric power utility); Allegheny Power System, Inc. (Mar. 24, 1993) (sale of property); and McDonald's Corporation (Mar. 15, 1991) (same).

Finally, the Staff has also taken the position that share owner proposals that are concerned with a company's employment policies and practices for the general workforce, including its labor relations, are excludable under Rule 14a-8(i)(7). See, e.g., Labor Ready, Inc. (Apr. 1, 2003) (concurring in the exclusion of a proposal related to general compensation matters and employee relations); The Boeing Company (Jan. 22, 1997) (concurring in the exclusion of a proposal related to hiring practices); and Merck & Co., Inc. (Mar. 7, 2002) (concurring on the exclusion of a proposal related to management of the workforce).

For the foregoing reasons, the Company requests the Staff's concurrence that the Proposal may be omitted from its proxy materials under Rule 14a-8(i)(7).

III. The Proposal Is So Inherently Vague That the Share Owners and the Board of Directors Would be Unable to Determine What Action to Take.

The Company furthermore believes that it may omit the entire Proposal from the Company's 2004 proxy materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

A share owner proposal that is materially false or misleading may be omitted from a company's proxy materials under Rule 14a-8(i)(3). Rule 14a-8(i)(6) provides that a company may omit a proposal if the company would lack the power or authority to implement the proposal.

The Staff has consistently taken the position that a company may exclude a proposal under Rule 14a-8(i)(3) where the proposal is so vague and indefinite as to be potentially misleading. See, e.g., Philadelphia Electric Company (July 30, 1992) (in granting relief, the Staff stated that "neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires.") See also, e.g., Alcoa, Inc. (Dec. 24, 2002) (proposal excludable where it requested a commitment to the "full implementation" of a set of human rights standards); McDonald's Corporation (Mar. 13, 2001) (same); and U.S. Industries, Inc. (Feb. 17, 1983). Such proposals are misleading because any action that the board takes to implement the proposal could be very different from what the share owners had envisioned at the time they voted. See Wendy's International, Inc. (Feb. 6, 1990).

If the Proposal were adopted, share owners would not be able to determine with any certainty what the Company would be required to do. The Proposal contains no guidelines as to how the Company would evaluate any supposed risk of damage to the Company's brand name and reputation as a result of outsourcing and offshoring work as contemplated by its business plan. The Staff has indicated that, where a proposal contains insufficient information to share owners, it is excludable under 14a-8(i)(3). See Johnson & Johnson (Feb. 7, 2003) (in a proposal requesting the company's progress concerning the Glass Ceiling Commission's business recommendation, the Staff found that the proposal lacked any description of the substantive provisions of that report); Smithfield Foods, Inc. (July 18, 2003); and Kohl's Corporation (Mar. 13, 2001).

If share owners were to approve the Proposal, the Board of Directors would not know what action to take to fulfill the request. The Proposal fails to provide any meaningful guidance with respect to the assumptions to be made in evaluating and quantifying the perceived risk of damage to GE's brand name and reputation. Furthermore, there is no date by which the report required by the Proposal must be completed. The Proposal cannot be implemented without substantial interpretation by the Board of Directors. Indeed, any action taken by the Board in implementing this action might significantly differ from the actions envisioned by the share owners who voted on the Proposal.

In addition, Rule 14a-8(i)(6) provides that a company may omit a proposal if the company would lack the power or authority to implement the proposal. In International Business Machines Corp. (Jan. 14, 1992), the Staff permitted a proposal to be excluded pursuant to Rule 14a-(i)(6), stating that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken."

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the IUE-CWA is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

The IUE-CWA Employee's Pension Plan
1275 K Street, N.W.
Suite 600
Washington, D.C. 20005-4064

Exhibit A

Shareholder Proposal

Resolved: The Stockholders request that the Board of Directors establish an independent committee to: 1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the outsourcing and offshoring of both manufacturing and service work to other countries and 2) make copies available to shareholders upon request.

Statement of Support

In the 2002 Annual Report, GE announced targets of $5 billion in revenue from China and the outsourcing of $5 billion in contracts to Chinese vendors by 2005. China is a country where employees are persecuted for seeking to exercise internationally recognized human rights, such as freedom of association and the right to collective bargaining.

GE is also attempting to outsource 70 percent of business processes (IT work, engineering, design, accountancy, legal services, call center work and bill paying), send 70 percent of outsourced processes offshore and give 70 percent of offshore outsourced processes to India. [Hindu Business Line, 6/18/03, reproduced on GE Capital India web site] India has been cited for non-enforcement of labor rights, including freedom of association and the right to collective bargaining. [ICFTU, "Report for the WTO," 2002]

The outsourcing and offshoring of manufacturing and service work may be profitable in the short term, but could have significant long-term consequences. [Reuters, 10/31/03] The shift of production to low-wage countries in general and to China in particular has generated negative press stories in the U.S. [Knight Ridder, 11/10/03; Union Leader, 10/26/03] Two in three Americans think that job losses to China are a "serious issue." [Greenberg Quinlan Rosner Research, 2003]

Americans are also sensitive to the exodus of jobs to India and other countries [Time Magazine, 8/4/03] Observers predict a backlash against the outsourcing of white-collar jobs. [USA Today, 8/5/03; Business Week, 2/3/03]

GE is vulnerable to consumer disaffection in the U.S., which is the source of 60 percent of total company revenues. A backlash against outsourcing and offshoring could jeopardize political support for globalization, one of GE's five "elements of growth."

Offshoring and outsourcing also affect the morale of employees who remain in U.S. operations. [CIO Magazine, 9/1/03] Morale problems extend to the countries where GE is sending work. A recent poll reported that GE Capital call center employees in India were dissatisfied with pressures to perform and insufficient time off. [India Business Insight, 9/30/03]

GE's brand name may be its most important asset. For Harris Interactive, "the value of a company's reputation may be as much as 40% of its total market value." [http://www.harrisinteractive.com/pop_up/rq/benefits.asp] Company reputations affect consumer purchases. And "reputation, once lost, is extremely difficult to reclaim." [Wall Street Journal, 2/7/01]

GE sends manufacturing and service work abroad. It uses foreign contractors. Its foreign operations are becoming vendors to other companies. We believe the Board should help shareholders evaluate the long-term risk and policy implications of the offshoring and outsourcing strategies.



IUE-CW/

Industrial Division of t
Communications Workers of Ameri



GE Contract Campaign Kicks Off With Leadership Visits to Ind., Ill.

4/28/2003

Ft. Wayne, Ind.

"This company has no shame." So said IUE-CWA President Ed Fire as he began a tour of GE locals to educate and motivate members with the union heading into what will be one of the toughest round of national negotiations with GE ever.

Health care, pensions, job security and organizing rights will be the primary focus at the bargaining table, as workers struggle to keep and improve what they have even as their numbers diminish.


SECURITY
NEVER

GE and Aerospace Conference Board Chairman Art Smith says organizing is needed to bring "power" to the bargaining table.

Though GE set yet another record profit for last year - $15.1 billion - the company openly admits it wants workers and pre-65 retirees to pay 30 percent of the cost of health care.

GE also has refused to give current retirees an increase, even though the pension fund remains nearly $5 billion overfunded.

"GE is greed exemplified," said GE and Aerospace Conference Board Chairman Art Smith. "We have already pre-paid for health care in the last three contracts by shifting wage increases. GE conveniently forgets that fact."

Also high on the list of union goals is winning card check recognition and company neutrality in organizing s workers have a free choice about whether to join IUE-CWA. On March 31, a GE-unit was charged by the National Labor Relations Board of firing union supporters in order to discourage other workers from organizing.

The firings are an extreme in the anti-union tactics perfected by GE, including forced meetings with supervisors, spying against employees, anti-union letters in paychecks and other union-busting actions.

"GE wants to wipe us off the face of the earth," said Fire. "It is difficult to keep winning better contracts as our plants close and our jobs are sent overseas. We have to be able to organize and that requires a level playing field."

"If we don't have a majority organized, we will start to see givebacks," said Smith. "Organizing means powe at the bargaining table."

The Ft. Wayne membership meetings were the start of a two-day whirlwind tour that included a stop at a non-union GE motors facility in Morrison, Ill.

Fire leafleted the plant, answering workers' questions about what benefits union membership would bring. H also met with members of the facility's WAGE, Working at General Electric, committee who told of captive audience meetings where management ridiculed IUE-CWA.

The final stop was DeKalb, Ill., where Fire attended membership meetings with first and second shift workers.

Fire praised the members' efforts during the January health care strike, and urged them to maintain that same level of mobilization for the contract negotiations.

"GE tries to measure the pulse of the people," Fire said. "You need to speak out about what you want from this contract. Winning a good contract is all of our jobs. We need your help, your support, your dedication and your hard work to get our fair share."

Members of both Local 901 in Ft. Wayne and Local 1081 in DeKalb voted to authorize their conference boarc delegates to vote for a strike, if necessary, if there is a contract presented for a vote to the conference boar

The strike authorization votes are occurring across the country as part of the buildup to the May-June talks.

Legislative Updates GE Workers United

GE Workers United

E-mail Organize

News & Analysis

News & Analysis
International
Bargaining
Safety & Environment
Pensions & Retirees
Links & Resources
Who We Are
Contact Us

Search

Hundreds Turn Out at GE Local to Fight for Manufacturing Jobs

9/15/2003

Hundreds of workers came to Jonesboro, Ark., to add their voices to the growing cry for action to save the U.S. manufacturing sector.

GE workers and non-GE workers alike rallied with members of IUE-CWA Local 747, two-thirds of whom are losing their jobs to China. The workers make motors, a business GE has reportedly been trying to jettison.

"It is not just GE, but the politicians that allow this to happen," said IUE-CWA District 8 President Bruce Van Ess, laying the dividing the blame between greedy corporations and free trade policies advocated in Washington. "We ask that you leave our jobs alone."

Participants signed postcards addressed to Congress seeking to stop the spread of NAFTA to the entire Western hemisphere via the Free Trade Area of the Americas agreement.

Since January 2001, the United States has lost almost 2.5 million industrial jobs. Although maintaining the nation's security at this tense time demands a strong industrial base, manufacturing employment has fallen to its lowest level since 1958.

"The only reason GE is leaving this country is to make more money," added GE Conference Board Chairman Art Smith. "GE is violating the law of decency and we're paying for it."

Members of IUE-CWA, CWA, IAM, IBT and IBEW were among those attending the rally.

MULTINATIONAL MONITOR

July/August 2001 - VOLUME 22 - NUMBER 7& 8

Slowing the Race to the Bottom

An Interview with Ed Fire

Ed Fire is the President of IUE-CWA, the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers — Communications Workers of America, the Industrial Division of CWA, which represents 180,000 active and retired workers. A lifelong union activist, Fire joined IUE in 1958. He became president of IUE in 1996, and has been a member of the Executive Council of the national AFL-CIO since 1996. In 2000, he was the architect of the IUE-CWA merger.

Multinational Monitor: ***To what extent has GE moved your members' jobs out of the United States, and using what mechanisms?***

Ed Fire: As is the case with virtually every other multinational with whom we bargain, GE has moved a whole lot of our jobs out of the United States. In 1985, IUE had 46,000 members actively working at GE. Today we have about a third of that – 15,000 to 16,000.

Of the 30,000 jobs lost, about two-thirds of them were transferred to low-wage countries around the world.

GE is the quintessential American corporation that has engaged in what has been referred to as the "race to the bottom."

GE is the quintessential American corporation that has engaged in what has been referred to as the "race to the bottom" – finding the lowest wages, the lowest benefit levels and most intolerant working conditions.

> Jack Welch has told me to my face that he doesn't think the company needs unions, that they treat the employees well enough.

Ten years or so ago, the ratio of U.S.-based GE employees to non-U.S.-based employees was about four to one — for every GE job that existed overseas, there were four here. By the end of 2000 that ratio had dropped to 1.15 to 1. What it gets down to is that GE has virtually as many workers outside the United States as it has here. When you see their television commercials, you'd think they were the great American corporation.

The honest truth is that we've not been as successful as we would have liked at bargaining job security provisions in our national agreement.

The bottom line is, with the active encouragement and backing of our national government through NAFTA and other incentives, it's been easy for GE to move jobs out of the United States.

MM: ***What has the job shifting and the prospects of job shifting done to your bargaining leverage?***
Fire: We make demands for comprehensive job security.

In the final analysis, a nationwide strike against GE would cause them severe pain. They acknowledge that it would cause them severe pain in terms of their profitability. On the other hand, who's kidding who? If we go out on strike, our members suffer pain as well. Since 1969, we have not had a national strike in GE.

The company's position always is, "Don't burden us with artificial job security measures that we can't live up to in the agreement, that hurts our flexibility, that causes us to be non-competitive." They don't even match what some of the other U.S. corporations have done who are far less successful than GE.

There's no question that the fact that they keep moving more and more of our jobs out of the U.S. doesn't help our bargaining position.

MM: ***Within the United States, to what extent does GE rely on subcontractors as a means to circumvent the union?***
Fire: GE philosophically has always been and remains an anti-union company. They have never accepted the union – never in their history. You may have heard the expression "Bulwarism," which comes from Lemieux Bulware, whose bargaining style was take it or leave it, which was eventually ruled illegal. GE tolerates the union because legally they have to. But in terms of looking at the union as any kind of constructive, positive, or even necessary force within their company, they do not. Jack Welch has told me to my face that he doesn't think the company needs unions, that they treat the employees well enough. The fact that they resist union organization doesn't help our bargaining position.

In terms of violating the

agreement, for example, on outsourcing, they don't. They don't willfully violate the collective bargaining agreement and defy the unions to do something about it. The difficulty is that we need to win stronger outsourcing protection in the agreement.

MM: ***How would you rate the company in terms of respect for workplace safety protections?***
Fire: I believe that they try to fully comply with OSHA.

I don't see in GE deliberate efforts to evade the legal requirements. If the federal government says, "this is the law," they do it. They have become so rich and influential that they consider themselves pillars of industrial society in the United States, so they aren't going to flagrantly violate the law.

What they do, however, is spend a lot of that money lobbying Congress and the administration.

We have got to be more effective at developing a world-wide union effort in GE. GE is literally all over the world.

A couple of weeks ago, Welch was on the phone with Bush's chief of staff about the Honeywell merger deal, and Bush himself made a statement while he was in Europe that he was disappointed that the European Union Competition Commission was giving GE a hard time.

So they attempt to do whatever they can using their political clout.

Obviously, they're very happy now that Bush and his

administration are in office, to influence administrative decisions and influence what the Congress does in terms of enacting legislation. I'm sure they were whispering sweet nothings into Bush's ear on the ergonomics standard that was overturned from the Clinton administration.

MM: ***Can you tell us about the IUE merger with the Communications Workers of America and what that will mean for members?***
Fire: It holds great promise for us in terms of strengthening our bargaining position with GE and, because of the resources that CWA has, in terms of organizing in GE plants.

Because we had lost over half of our entire membership in the past 20 years, our resources were not what we wanted them to be, particularly in the area of having staff available for organizing.

CWA is a big union, a strong union. They have a huge strike fund, which obviously would be helpful in the event of a nationwide strike against General Electric. They have the resources.

Plus, they have the commitment to organize. They are a very progressive force, particularly in organizing. They have a program called "Bargaining to Organize" with companies like AT&T, Verizon, SBC and Cingular. They have been successful in bargaining for

union recognition through card check. That is, if 50 percent plus one of the employees in a particular bargaining unit sign cards that indicate that they want CWA to represent them, contractually the companies are now required to recognize the union. So they've done a good job.
We look forward to working closely with our parent union over the next couple of years in going into the 2003 negotiations in a stronger bargaining position.

MM: ***Do you envision a scenario where GE would recognize card check?***
Fire: Today, I think they would say absolutely not. It gets to a question of leverage in bargaining. The fact is, many U.S. corporations have agreed to what we have proposed in the past and will propose in 2003. It gets down to who has what strength at the bitter end.

Certainly that will be an important issue for us as we go into the 2003 bargaining negotiations.

MM: ***How have you seen GE change over time, especially during the Welch era?***
Fire: They got a hell of a lot richer, that's for sure. I won't take that away from Welch; obviously he's increased the value of the company tremendously. I don't criticize Jack Welch for being a very effective CEO.

What I criticize GE institutionally about is that I

don't think they have given enough consideration to the consequences, particularly the human consequences, of the decisions they make. In my opinion, the decisions are designed too much to increase the company's profitability at the expense of the employees.

For example, in 1997 we signed the new national agreement at the end of June. Six months later, two of their executives came down to Washington from Connecticut and informed the chairman of our GE bargaining committee and me that that they were closing three more plants, not because those plants were unprofitable, but because they felt that by consolidating operations it would lead to greater profits in the businesses where the plants were located.

They aren't Simon Legree – they don't stand over people in the plants and say "work you dogs," and whip them. They paint a picture of a concerned company – "we bring good things to life" and all that stuff. But in the final analysis, it's all about the money at GE. I believe they have a syndrome that makes them do better than the last quarter, quarter after quarter. The profits keep going up and up.

In the meantime, they're doing it with fewer and fewer of the best jobs in America – that is, the union manufacturing jobs.

MM: ***Do you have any thoughts on how to reverse that trend?***

Ed Fire: It depends largely on what we are able to do for ourselves. By working with the CWA, we are going to enhance our bargaining position going into 2003.

We have got to be more effective at developing a worldwide union effort in GE. GE is literally all over the world. We have been able in the past couple of years to establish reasonably good communications with our union brothers and sisters around the world. We have relationships with workers in 25 different countries. They have access to our web site. Our web site is a good communications vehicle.

This last week we had 2,000 hits on it.

We're working with unions in places like Malaysia, where the workers are going through a terrible struggle just to have their union recognized. The laws in some of these countries are stacked even more against the workers than ours are. So we're giving support to workers there.

In Scotland, there's an ongoing organizing campaign, which GE is resisting, at a jet engine plant. We're trying to support those workers.
Every chance we get, we promote the idea of international labor rights. At the GE stockholders meeting we support resolutions to accomplish that.

The next immediate fight we have coming up is Bush's effort

to get fast track trading authority – what he calls trade promotion authority.

We have to fight on the political front as well. There's just no question about who is calling the shots these days in Washington – it's the corporations.

Two days after the election was decided in December, Bush had a summit of business leaders in Texas. Who was sitting next to his chief economic advisor? None other than Jack Welch, the CEO of General Electric.

So what we've got to do is strengthen the union's political clout, as well as what we can do at the bargaining table, working through suchorganizations as the International Metalworkers Federation for eventual worldwide bargaining with this multinational corporation.

MM: ***Do you see things changing after Welch leaves?***
Fire: I don't know that anyone can predict that. Anyone who comes into a position will attempt to make his or her mark.

I'm sure Immelt will be different from Welch in some respects, but when it's all said and done, Welch has done so well in terms of increasing the value of GE, particularly the return on investment for the stockholders. Why would Immelt want to do anything different?

Moreover, why would the board of directors permit him to do anything different?

MM: ***So you project more of the same?***
Fire: I think so. I don't base that on any special knowledge I have, but it's the old cliché: If you look at it in terms of making money, why fix something that's not broke? They are for all practical purposes a moneymaking machine. So why mess up the gears?

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.

Phone (608) 255-5111

January 14, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the IUE-CWA Employee's Pension Plan

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the General Electric Company ("GE") that it may exclude the shareholder proposal of the IUE-CWA Employee's Pension Plan from its 2004 proxy materials. The Pension Plan was the beneficial owner of 92,400 shares of GE Common Stock at the time the Proposal was submitted.

The Proposal asks the Board of Directors to establish an independent committee, which would "prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries." The Proposal also asks the Board to make copies of the report available to shareholders upon request.

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is <u>entitled</u> to exclude a proposal." (emphasis added). We submit that GE has failed to meet this burden, because all of its claims are without merit.

II. GE Has Failed to Demonstrate the Existence of a Personal Grievance or Special Interest Within the Meaning of Rule 14a-8(i)(4).

There is no merit to GE's contention that the Proposal relates to a personal grievance or a special interest within the meaning of Rule 14a-8(i)(4). The entire argument is based on the mistaken and unfounded assumption that the Proponent is a labor union that "represents approximately 12,500 of GE's employees" in collective bargaining negotiations (See p. 2).

The Proponent is in fact the IUE-CWA Employee's Pension Plan, a multi-employer pension plan that has no GE employees or retirees as participants, because GE and its employees are participants in an entirely different pension plan. Under these circumstances, GE has failed to show that there are any participants in the IUE-CWA Pension Plan who could possibly benefit, or be aggrieved, as a result of any collective bargaining negotiations between GE and the labor union.

The IUE-CWA Employee's Pension Plan and the labor union are plainly distinct entities that have different interests and different obligations under the law. However, while GE appears to acknowledge this fact at the beginning of paragraph two of its argument, every subsequent reference to the Proponent in the course of that argument is based on the mistaken assumption that the union is the Proponent.

As a pension plan with no GE employees or retirees, the Proponent does not in fact have "a national contract with GE" as GE has alleged (p. 2). It did not participate in "last summer's negotiations" concerning that contract (p. 2). It did not identify outsourcing and offshoring "as a key negotiating issue" in the course of those negotiations (p. 2). It did not make any of the "public statements" that counsel has cited on page 2, and attached as exhibits to his request for a no-action letter. It is not engaged in any "ongoing negotiations with GE" (p. 3). And it plainly does not have any "special interest in negotiating with GE over the relocation of jobs abroad" (p. 4). All of these representations by counsel for the company are inaccurate and mistaken.

In contrast, as the beneficial owner of 92,400 shares of GE common stock, the Proponent clearly has a significant and substantial interest in GE as one of its larger stockholders. It has the same interest as any other stockholder in protecting the value of its investment. And that is why the Proposal is addressed to the risk of damage to GE's brand name and reputation, and to the value of GE stock, that could result from outsourcing and offshoring.

In any event, we submit that the Rule does not apply to entities such as the Proponent, because an organization cannot harbor a personal grievance within the meaning of the Rule. Any standard dictionary will confirm that the plain meaning of a "personal grievance" is the "indignation or resentment" of "a living human being" that stems from "a feeling of having been wronged" (emphasis added) See e.g. The American Heritage Dictionary (Second College Ed., 1985). Since an organization does not have any feelings or emotions, it cannot properly be held subject to the Rule.

This interpretation is confirmed by the text of the Rule. The word "personal," which is used as an adjective on three occasions, denotes "a particular individual and his intimate affairs, interests, or activities" Id. The Rule also confirms that its scope is limited to individual human persons when it speaks of a "a benefit to you" (emphasis added). An organization is not capable of reading.

Under these circumstances, GE has failed to meet its burden of demonstrating that Rule 14a-8(i)(4) is applicable. There is no merit whatsoever to its argument.

III. GE Has Failed to Demonstrate That the Proposal Involves Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

The Commission has determined that a shareholder proposal may not be excluded from a company's proxy statement in reliance on Rule 14a-8(i)(7), if it presents or raises "significant social policy issues." Securities Exchange Act Release No. 34-40018 (May 21, 1998); Securities Exchange Act Release No. 12999 (Nov. 22, 1976). As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, a proposal that presents a "sufficiently significant social policy issue" is deemed to "transcend the day-to-day business matters," and is therefore considered to "be appropriate for a shareholder vote." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

Under these circumstances, it is not sufficient for GE to demonstrate that the Proposal relates in some way to ordinary business operations. The Company must also demonstrate that there is no significant issue of social policy that may be deemed to "transcend" or go beyond any business operations involved.

A. The Proposal is Focused on a Fundamental Business Strategy and Long-Term Goals of the Company

Since 1992, the Commission has taken the position that proposals concerning "'fundamental business strategy, long-term goals and economic orientation . . . would not be considered ordinary business subject to the exclusion'" under both former Rule 14a-8(c)(7) and its successor, the current Rule 14a-8(i)(7). A. Goodman and J. Olson eds., SEC Proxy and Compensation Rules, Section 15.7[1] at p. 15-26 (Third edition, 2004 Supplement). The standard is quoted from the Commission's amicus curiae brief (No. 91-5087, p. 31) in Roosevelt v. E.I. DuPont de Nemours & Company, 958 F. 2d 416 (D.C. Cir. 1992).

In the wake of the DuPont brief, the staff has recognized that "strategic business proposals . . . [are] beyond a company's ordinary business operations." SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p.15-27. Denials of no-action letters under this standard include Union Camp Corporation (Feb. 12, 1996, proposal for a phaseout of organochlorines), and Eli Lily and Company (Feb. 25, 2001, proposal for a policy of restraint in the pricing of drugs).

The staff has applied the same standard in denying the issuance of no-action letters when shareholder proposals have called for special reports. SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p.15-46 In the words of Goodman and Olson, it has "precluded the exclusion of proposals calling for special reports on the grounds of ordinary business where they raise important policy issues." Id. Examples include General Motors Corporation (Mar. 4, 1996, proposal for a report on the company's involvement in ballistic missile defense), and General Electric Company

(Jan. 19, 2000, proposal for a report on certain risks arising from GE's globalization growth initiative).

In this context, the staff's denial of a no-action letter in General Electric Company (Jan. 19, 2000) is of particular significance. The 2000 proposal for a report on the risks of "GE's globalization initiative" is similar to the Proposal that is at issue here. In fact, the two proposals are virtually identical insofar as they call for "a report evaluating the risk of damage to GE's brand name and reputation in the United States" and for making copies of the report "available to shareholders upon request."

Moreover, it is evident that each of the proposals is addressed to the same fundamental business strategy that GE has been implementing over a period of years. The Supporting Statement for the earlier proposal refers to "GE's strategy of shifting production from the United States" to other nations, and notes that GE had already "cut more than 100,000 manufacturing jobs" in the United States "while opening up new operations in Mexico, Hungary and the Far East." It adds that "'GE is rapidly developing Mexico as a low-cost source of materials, parts, and services for its domestic units . . . .'"

The instant Proposal is addressed to GE's continuing implementation of the same strategy of shifting jobs from the United States to other nations through "the outsourcing and offshoring of manufacturing and service work to other countries." In addition, the current Statement of Support provides further evidence that the two proposals are addressed to the same fundamental business strategy.

For example, the Statement of Support cites the 2002 Annual Report for the proposition that GE has a target for outsourcing "$5 billion in contracts to Chinese vendors by 2005." It adds that "GE is also attempting to outsource 70 percent of business processes," while sending "70 percent of outsourced processes offshore and giv[ing] 70 percent of offshore outsourced processes to India." Significantly, GE does not dispute the accuracy of any part of this Statement of Support.

In the alternative, we submit that the Proposal's focus on "the risk of damage to GE's brand name and reputation in the United States" is sufficient, in and of itself, to raise a business strategy issue that is appropriate for a shareholder vote under the reasoning of the Commission's amicus curiae brief in Roosevelt v. E.I. DuPont de Nemours & Company, supra. In this regard, the Statement of Support states that "GE's brand name may be its most important asset," because it has been estimated that "'the value of a company's reputation may be as much as 40% if its total market value.'" With more than 10 billion shares of common stock, and a market price of about $32 per share as this is written, that estimate would mean that GE's reputation is a corporate asset that could be worth as much as $128 billion.

The preservation of a $128 billion asset is clearly a matter of strategic importance. Accordingly, when the Statement of Support points out that "GE is vulnerable to consumer disaffection in the U.S. because the U.S. "is the source of 60 percent of total company revenues," notes that "Americans are . . . sensitive to the exodus of jobs," and cites predictions that there will be "a backlash against the outsourcing of white-collar jobs," it should be evident that the Proposal is addressed to the "'fundamental business strategy, long-term goals and economic orientation" of the Company.

In addition to the staff's denial of a no-action letter in General Electric Company (Jan. 19, 2000), there are at least two precedents for denying a no-action letter with respect to a proposed report on the risk of damage to a company's reputation. In each of those cases, the staff's response reflects that the proposal called for a report on the impact of certain business strategies "on the environment, human rights and risk to the company's reputation" (emphasis added) Morgan Stanley Dean Witter & Co. (Jan. 11, 1999), Merrill Lynch & Co. (Feb. 25, 2000). The staff found, in each case, that "the proposal raises significant policy issues that are beyond the ordinary business operations" of the companies involved.

Under these circumstances, we submit that GE has failed to demonstrate that it is "entitled to exclude" the Proposal from its proxy materials. Instead, we submit that GE's business strategy of shifting jobs from the United States to other countries, and the associated risk of damage to its brand name and reputation, are each sufficient to demonstrate the existence of a significant issue of policy that transcends day-to-day business operations.

B. The Proposal Relates to the Impact of Outsourcing and Offshoring on Communities and the Nation

The staff employs an alternative approach for determining the existence of a significant issue of social policy issue, which appears to have originated in its refusal to grant a no-action letter to Pacific Telesis (Feb. 2, 1989). This approach focuses on the impact of corporate business strategies.

According to the staff's decision, Pacific Telesis concerned "a proposal that the Company study the impact on communities of the closing or consolidation of Company facilities." (emphasis added) Id. The Division of Corporation Finance took the position that "such proposals . . . involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations." Id. A more recent application of this analysis is evident in the denial of a no-action letter to E.I. DuPont de Nemours & Company (Mar. 6, 2000).

In this context, it is apparent that outsourcing and offshoring are business practices that are having, and will continue to have, a significant "impact on communities" throughout the United States. Forrester Research Inc. has predicted that American corporations will shift at least 3.3 million white-collar jobs from the United States to other low-cost nations by 2015. The Atlanta Journal-Constitution (Aug. 27, 2003). In the same vein, Gartner Inc., another research firm, has estimated that half a million IT jobs, "roughly 1 in 20 - will go abroad in the next 18 months" The Christian Science Monitor (July 29, 2003).

While it would be difficult to evaluate the extent to which outsourcing and offshoring may be related to the closing or relocation of particular facilities, it is evident that these practices are having a "broad social and economic impact" in aggregate terms that is comparable in kind, but greater in magnitude, than the business practices that were at issue in Pacific Telesis. Moreover, we submit that the relevant "community" for evaluating the significance of outsourcing and offshoring is the nation as a whole, and not merely a few discrete municipalities.

In this context, Lou Dobbs Tonight has been presenting an ongoing series of special reports, for at least eight months, that is called "Exporting America." As host Lou Dobbs declared during one of those reports, corporations "are sending American jobs overseas at such a rapid rate that this country's economy is facing a crisis of historic proportions." (Lou Dobbs Tonight, Sept. 22, 2003; transcripts are available at CNN.com).

According to Bob Herbert, writing in the New York Times, "there is no disputing the direction of the trend, or the fact that it is accelerating" (Dec. 29, 2003). He adds that, if the exportation of American jobs continues unchecked, it "will eventually mean economic suicide for hundreds of thousands, if not millions, of American families" Id.

Mr. Herbert reported that "nearly nine million Americans are officially unemployed" Id. In addition, it appears certain that outsourcing and offshoring are having a significant negative impact on the ability of the economy to generate net growth in the number of American jobs.

The New York Times reported, on January 10, 2004, that the United States economy had a net gain of just 1,000 new jobs in December, instead of the 150,000 new jobs that most forecasters had expected. While the growth in productivity is also seen as a factor, "total job creation . . . in the five months that the economy has been adding jobs" is just 278,000. Id.

According to the New York Times article, economists estimate "that job growth must proceed at a pace of at least 150,000 a month, on average, to absorb everyone who wants to work." Under these circumstances, the rapid acceleration in the exportation of American jobs is undoubtedly a significant and substantial factor in limiting job growth within the United States.

As to the impact on the national economy, the Chicago Tribune has reported that the December employment report had "caused alarm." (Jan. 10, 2004) The Tribune story explains "the fear . . . that if an economy juiced up by the Bush administration's historic package of tax cuts and low interest rates can't produce [growth in the number of] jobs, it may stall when the effect of that stimulus wears off later this year."

More importantly, the short term impacts of outsourcing and offshoring on growth in employment pale in comparison to the long term implications of these practices. A recent study at the University of California-Berkeley has estimated that "as many as 14 million jobs are at risk" of being exported, a figure that translates to "11 percent of the [entire] U.S. work force." (Lou Dobbs Tonight, Oct. 30, 2003). Andrea Bierce, the managing director of A.T. Kearney, a consulting firm, has similarly concluded that "any function that does not require face-to-face contact is now perceived as a candidate for offshore relocation." Fortune (June 23, 2003).

In this context, C-Span broadcast a Brookings Institution debate concerning U.S. Trade Policy on January 6, 2004, which focused on the unprecedented and growing volume of outsourcing and offshoring. Each of the panelists agreed that these practices have ominous implications for the long-term future of the United States.

Paul Craig Roberts, was the most explicit of the C-Span panelists. He declared that the outsourcing and offshoring of American jobs will cause a fall in average wages in the United States, a collapse of the "ladder of upward mobility," and a reduction in the American standard of living. He concluded, "I expect the United States to become a third world nation in twenty years."

Under these circumstances, we submit that the instant Proposal raises significant issues of policy that transcend ordinary business operations. It necessarily involves the adverse impacts of outsourcing and offshoring on cities, villages and towns across the nation, because anger and dismay over the adverse impacts within those communities may increase "the risk of damage to GE's brand name and reputation in the United States." This analysis would bring the instant Proposal squarely within the rationale of the staff's decision in Pacific Telesis.

In the alternative, the staff could recognize that the relevant community for analyzing the impact of outsourcing and offshoring is the nation as a whole, and all of the people within it. Under either application of the Pacific Telesis rationale, we submit that the instant Proposal raises significant issues of policy that transcend the ordinary business operations of the Company.

C. The Proposal Concerns an Issue That is the Subject of Widespead Public Debate and an Increasing Recognition That Significant Policy Issues Are Involved

A third method for determining the existence of a significant policy issue that transcends ordinary business operations is to ask whether the proposal deals with an issue that is the subject of widespread public debate. The staff has repeatedly employed this analysis in denying company requests for no-action letters.

In 2003, for example, the staff denied requests for no action letters with respect to proposals that concerned the impact of non-audit services on auditor independence. See e.g. ExxonMobil Corporation (Mar. 11, 2003) and Verizon Communications Inc. (Jan. 23, 2003). In each of the cited cases, the staff denied requests for no action letters "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues . . . ."

The staff has also employed this test in a number of other contexts in denying company requests for no-action letters. These include the proposal dealing with the conversion of traditional defined benefit pension plans to cash-balance pension plans in International Business Machines Corporation (Feb. 16, 2000), the proposals concerning analyst independence that were at issue in J.P. Morgan Chase & Co. (Jan. 21, 2002) and The Goldman Sachs Group, Inc. (Jan. 15, 2002), and a proposal concerning option repricing that was the subject of General DataComm Industries, Inc. (Dec. 9, 1998).

In this context, the Supporting Statement and the foregoing arguments have cited a substantial number of articles, studies and media reports that deal with the implications of outsourcing and offshoring. A search for articles and reports on these practices on Google or in the LexisNexis database would identify thousands of additional sources that may be relevant.

Under these circumstances, we submit that there is substantial evidence that outsourcing and offshoring are the subject of "widespread public debate" in both the electronic and print media. In addition, we submit that these articles and media reports demonstrate an "increasing recognition" that outsourcing and offshoring have raised significant issues of policy that transcend ordinary business operations.

Further evidence of "increasing recognition" is provided by Stephen S. Roach, the Managing Director and Chief Economist of Morgan Stanley, who has concluded that "offshore outsourcing is a huge deal . . . . Something new is going on." The New York Times (Dec. 7, 2003). He added, during a roundtable debate in New York, that:

> "the relationship between aggregate demand and employment growth . . . has broken down. That breakdown reflects not just the rapid growth . . . of outsourcing platforms in places like China and India, but also the accelerated pace by which these platforms can now be connected to the developed world through the Internet."

In addition, a recent interview of U.S. Senator Charles Schumer on Lou Dobbs Tonight, which was broadcast on December 9, 2003, provides further evidence of the "increasing recognition" that outsourcing and offshoring have raised significant policy issues:

> "DOBBS: nearly everyone watching and listening to us right now, understands [that] U.S. multinationals . . . are the ones who have chosen to outsource high value jobs in the United States and put them in other countries.
>
> SCHUMER: Yes, you bet.
>
> DOBBS: China, India . . .
>
> SCHUMER: Right. Exactly. I think this is the hidden issue of the 2004 election. The areas where it has particular resonance are the middle-West, all those swing states, Pennsylvania, Ohio, Michigan, and the Southeast, where all

those Senate seats are up. And its huge in those areas."

In this context, Lou Dobbs Tonight has been presenting a nightly list of American companies to publicize the fact that they are sending "jobs overseas or choosing to employ cheap foreign labor, instead of employing U.S. workers." (Dec. 10, 2003). In introducing the segment on December 10, 2003, Mr. Dobbs indicated that he was asking viewers to continue to "help to identify" and publicize the companies that are engaged in "the exportation of American jobs to cheap foreign labor markets."

Mr. Dobbs' coverage of this issue, and the viewer response to Mr. Dobbs' requests for help, are also reflective of the "growing recognition" that this issue is important. "We've received thousand[s] of e-mail[s]," Dobbs said. "Its going to be taking us . . . weeks and weeks to confirm these notifications" (Dec. 10, 2003). "Tonight," he continued, we're adding to the list of companies . . . . And bear with us. It's a huge list."

Under the circumstances set forth above, we agree with Mr. Herbert that outsourcing and offshoring, and their implications for the American economy and standard of living, "should be among the hottest topics of our national conversation" The New York Times (Dec. 29, 2003). We submit that the evidence demonstrates: (1) the existence of a "widespread public debate" concerning the impact of outsourcing and offshoring on individual communities and on the nation as a whole; and (2) an "increasing recognition" that these practices raise significant issues of policy that transcend ordinary business operations. For these reasons, we submit that GE has failed to demonstrate that it is "entitled to exclude" the instant Proposal from its 2004 proxy materials pursuant to Rule 14a-8(i)(7).

IV. GE Has Failed to Demonstrate That the Proposal Is Vague Within the Meaning of Rules 14a-8(i)(3) And 14a-8(i)(6).

Counsel for GE makes a number of conclusory assertions to the effect that the shareholders "would not be able to determine with any certainty what the Company would be required to do", and that the directors "would be unable to determine what action should be taken, if the Proposal is adopted (p. 3). However, as noted above, the Proposal asks the Board of Directors to "establish an independent committee to . . . prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries."

Both the nature of the action to be taken, and the objective to be achieved, are stated in a clear and precise manner. The details are left to the discretion of the Board of Directors, in the exercise of its business judgment, or to the proposed committee, if the Board should elect to delegate such details to independent committee. Under these circumstances, we submit that the shareholders and the Board of Directors are plainly able to evaluate what action is proposed with a reasonable degree of certainty.

Most of GE's argument consists of boilerplate argument that has no evident connection to the instant Proposal. With the exception of two one-sentence claims, there is no attempt to substantiate its unfounded assumption that the proposal is too vague to be implemented (See p. 7).

The first of these complaints is a claim that "the proposal fails to specify "the assumptions to be made in evaluating" the possible "risk of damage to GE's brand name and reputation." However, in view of the magnitude of the issues involved, and the degree of expertise necessary to address them, we submit that it would be improper for the Proposal to specify "the assumptions to be made" in designing and carrying out the proposed study.

To the extent that the proposed report may require "assumptions to be made," those assumptions should be made by persons with the necessary expertise in risk analysis, or by the Board or the members of the independent committee in reliance upon such experts. As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, the "shareholders, as a group, would not be in a position to make an informed judgment" as to how the proposed study should be designed and carried out. Securities Exchange Act Release No. 34-40018 (May 21, 1998).

GE's second claim contends that "there is no date by which the report . . . must be completed." However, in view of the complexity of the issues involved, and the fact that volume of outsourcing and offshoring is accelerating, we believe that it would be improper for a shareholder proposal to specify a time for completing the proposed report. An important consideration for any report on outsourcing and offshoring must be the fact that these practices involve a moving target, as distinguished from a static set of circumstances. In addition, the "increasing recognition" that these practices raise significant issues of social policy could lead to adjustments in the design and implementation of the proposed study as it is being conducted. Under these circumstances, the appropriate date for completion of the proposed report is another issue that the shareholders, as a group, are not are not in a position to determine.

In the final analysis, counsel for GE is advocating a form of "micro-management." However, as the Commission declared in adopting the 1998 Amendments to Rule 14a-8, such micro-management may be deemed to be improper when a proposal "seeks to impose specific time-frames or methods for implementing complex policies." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

Under these circumstances, GE has failed to demonstrate that Rules 14a-8(i)(3) and 14a-8(i)(6) are applicable. Both the shareholders and the Company are able to determine what action is proposed with a reasonable degree of certainty.

V. Conclusion

For the reasons set forth above, we submit that GE has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade

c. counsel for GE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2003

The proposal urges the board to establish an independent committee to prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring of work to other countries and to make such report available to shareholders upon request.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel